UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE



November 4, 2004

via U.S. mail

Peter T. Socha
President and Chief Executive Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219


Re:	James River Coal Company
	Form S-1 amendment 1 filed October 19, 2004
	File No. 333-118190


Dear Mr. Socha:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to our prior comment number 2. It remains unclear to us how your financial statements are not materially different as of May 6, 2004 compared to April 30, 2004. Our position on the presentation of financial information as of a date other than the effective date of your emergence from bankruptcy is predicated upon a lack of material financial statement differences. It appears your senior secured credit facility represents an amount that is material to your financial statements. As you have not demonstrated to us a lack of material financial statement differences, it appears you should amend your filing to present financial information as of May 6, 2004.

Financial statements

Note - 1 (h) Impairment of Long-Lived Assets, page F-12

2. In our prior comment number 9, we requested an understanding of the timing of your determination to no longer mine the area you had referenced. It appears from your response that you may have overlooked this aspect of our prior comment. Please provide a clear timetable of events relative to your Bledsoe and McCoy Elkhorn operations and any other operations that contributed significantly to your abandonment charges, including the date operations were suspended, the periods of assets being idle, the timing of reserve determination as being either depleted or uneconomic, and the date of the abandonment decision.

Note-1 (u) Adoption of New Accounting Pronouncements, page F-15

3. We note your reconciliation of your 2003 asset retirement obligations. Tell us the reasons you indicate that no liabilities were incurred in 2003. It appears from your disclosures that mining activities were ongoing during the year, thus it is unclear how no amount of asset retirement obligations were incurred.


*	*	*


Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting issues and related disclosures to Kevin Stertzel at (202) 824-5374 or Jill Davis, Accounting Branch Chief, at (202) 942-1966. Direct all questions regarding engineering comments to Ken Schuler, Mining Engineer, at
(202) 824-5527. Direct questions relating to all other disclosure issues to Michael McCoy at (202) 942-1908 or, in his absence, to
Timothy Levenberg at (202) 942-1896.   Address replies to us at the
following zip code: 20549-0405.


						Sincerely,



						H. Roger Schwall
						Associate Director


cc:	via facsimile
	David A. Stockton, Esq.
(404) 541-3470 fax
(404) 815-6444 tel.

Jill Davis
Michael McCoy
Kevin Stertzel
Ken Schuler
Tim Levenberg
James River Coal Company
November 4, 2004
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